Exhibit 99.5

FOR IMMEDIATE RELEASE

Investor Relations Contact:

Isabell Novakov, 214-252-4029

PlainsCapital Corporation
inovakov@plainscapital.com

Media Contact:

Carol Towne, 214-252-4142

PlainsCapital Corporation

ctowne@plainscapital.com

HILLTOP HOLDINGS INC. PROPOSES

TO ACQUIRE SWS GROUP, INC. FOR $7.00 PER SHARE

Dallas, TX, January 10, 2014 — Hilltop Holdings Inc. (NYSE: HTH) submitted a written proposal to the SWS Group, Inc. Board of Directors to acquire all of the outstanding shares of SWS that it does not already own for $7.00 per share in 50% cash and 50% Hilltop common stock.

In 2011, Hilltop invested $50 million in SWS in the form of a senior unsecured loan.  At the time of Hilltop’s investment, Hilltop’s Chairman, Gerald J. Ford, joined the Board of Directors of SWS and Hilltop’s President and Chief Executive Officer, Jeremy B. Ford, became a non-voting observer to the SWS board.  In conjunction with Hilltop’s investment in SWS, SWS issued Hilltop a warrant to purchase 8,695,652 common shares of SWS at an exercise price of $5.75 per share.  Hilltop currently beneficially owns 24% of SWS common stock, inclusive of the warrant.

Mr. Gerald J. Ford said, “We believe that Hilltop’s and SWS’s businesses are highly complementary, and that the proposed transaction is a compelling opportunity for SWS’s stockholders, as well as its employees and customers.  The transaction represents a premium to market for SWS stockholders, while also enabling stockholders to participate in the continued growth of the combined enterprise.  In addition, we believe it will create benefits from being part of a larger organization that is strongly capitalized and positioned to compete on an expanded scale.”

Hilltop management has a track record of successfully executing acquisitions and integrating new assets, operations and personnel, including its acquisition of PlainsCapital Corporation completed in December 2012 and the FDIC-assisted acquisition of First National Bank of Edinburg in September 2013.  Hilltop currently has over $9 billion in assets, $1.2 billion of equity and approximately 4,750 employees.

Hilltop is prepared to expeditiously negotiate a definitive acquisition agreement with the SWS Board of Directors.  Stephens Inc. is serving as financial advisor to Hilltop and Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Hilltop.

The letter that Hilltop sent today to the SWS Board of Directors follows:

Dear Jim,

It has been a pleasure to work with SWS Group, Inc. since Hilltop Holdings Inc. made its investment in the company in July 2011.  We sincerely appreciate our relationship and have genuine respect for your employees and board.  Therefore, we are excited to communicate our interest in merging SWS into Hilltop and outline the significant terms of our proposal.  As our businesses are highly complementary, we believe that a combination will generate significant benefits for both of our customers, employees and stockholders.

Hilltop, a public financial holding company, currently has over $9 billion in assets, $1.2 billion of equity, approximately 4,750 employees and significant excess capital.  Through our operating companies, we have four business segments—banking, mortgage origination, financial advisory and insurance.  Hilltop is led by its Chairman, Gerald J. Ford, who has an established track record of acquiring financial institutions and creating substantial stockholder value.  Our 24% beneficial ownership interest in SWS is important to us, as it prompted our desire to build a premier Texas-based bank and prominent diversified financial services company.  Since, Hilltop has been very active, completing the acquisition of PlainsCapital Corporation in November 2012 and the FDIC-assisted acquisition of First National Bank of Edinburg in September 2013.

We believe that a combination would provide strategic benefits to both SWS and Hilltop.  The merger of First Southwest and Southwest Securities would create the dominant Texas-based broker/dealer with significant strengths in municipal finance and clearing.  The combined broker/dealer will be well positioned to compete and grow on an expanded platform.  Upon merging the two banks, PlainsCapital Bank would become the 4th largest Texas-based bank by deposits.  Hilltop’s capital position would maintain the strength of the combined bank and provide opportunities for loan growth.  Additionally, SWS stockholders would benefit from Hilltop’s diversified and profitable operating segments.

Our proposal is to acquire all of the outstanding SWS common stock that Hilltop does not already own for $7.00 per share in 50% cash and 50% stock.  We believe that our proposal offers compelling value for SWS stockholders, as it provides a premium to market, immediate and certain value with the cash consideration and the opportunity to participate in the success of the combined company through our stock.

Our proposal is subject to the approval of the SWS board of directors, the execution of a definitive agreement and subsequent approval by SWS stockholders. There will not be a financing contingency or any required approvals by Hilltop stockholders.  Our transaction, however, will be further subject to customary and usual closing conditions, including obtaining required approvals from regulators.  Due to our existing investment, we do not anticipate significant due diligence or any obstacles in consummating a mutually beneficial transaction promptly.

The proposed transaction also will require the consent of Oak Hill Capital Partners pursuant to existing debt and related agreements with SWS.  Accordingly, any transaction will be subject to such consent and the restructuring of the existing debt and related agreements or, in the alternative, the exercise of their warrant.  We intend to commence those discussions with Oak Hill immediately.

Consistent with our obligations under the U.S. federal securities laws, this letter will become publicly available when we file it with an amendment to our Schedule 13D.

We look forward to further discussing our proposal with you, and hope to expeditiously enter into a definitive agreement.

ABOUT HILLTOP

Hilltop is a Dallas-based financial holding company. Through its wholly owned subsidiary, PlainsCapital Corporation, a regional commercial banking franchise, it has three operating subsidiaries: PlainsCapital Bank, PrimeLending, and First Southwest Company. Through Hilltop’s other wholly owned subsidiary, National Lloyds Corporation, it provides property and casualty insurance through two insurance companies, National Lloyds Insurance Company and American Summit Insurance Company. At September 30, 2013, Hilltop employed approximately 4,750 people and operated approximately 400 locations in 45 states. Hilltop’s common stock is listed on the New York Stock Exchange under the symbol “HTH.” Find more information at hilltop-holdings.com and plainscapital.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Hilltop’s actual results, performance or achievements to be materially different from any expected future results, performance or achievements.  Forward-looking statements speak only as of the date they are made and, except as required by law; Hilltop does not assume any duty to update forward-looking statements.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Hilltop and SWS, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that no agreement is entered into with respect to a transaction, (ii) if an agreement is entered into, the transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, (iii) changes in Hilltop’s stock price before closing, including as a result of SWS’s earnings, broader stock market movements, and the performance of financial companies and peer group companies, (iv) the risk that the benefits from the transaction, if consummated, may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which SWS operates, (v) the ability to promptly and effectively integrate the businesses of Hilltop and SWS, (vi) the reaction of the companies’ stockholders, customers, employees and counterparties to the proposed transaction, and (vi) diversion of management time on transaction-related issues.  For more information, see the risk factors described in Hilltop’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”).

ADDITIONAL INFORMATION

In connection with the proposed transaction, Hilltop expects to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other relevant documents regarding the proposed transaction.  The definitive proxy statement/prospectus will be mailed to stockholders of SWS.  INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Hilltop with the SEC at the SEC’s website at www.sec.gov.  Copies of the documents filed by Hilltop with the SEC will be available free of charge on Hilltop’s website at www.hilltop-holdings.com or by contacting Investor Relations at 214-252-4029.

Hilltop and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Hilltop’s executive officers and directors in Hilltop’s Annual Report on Form 10-K filed with the SEC on March 15, 2013 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 30, 2013.  Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Hilltop using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.